May 15, 2013

VIA EDGAR

Ms. Kimberly A. Browning
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Forum Funds: Monongahela All Cap Value Fund (File Nos. 811-03023 and 2-67052)

Dear Ms. Browning:

On February 25, 2013, Forum Funds (the "Registrant") filed Post-Effective Amendment No. 396 ("PEA 396") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect an initial prospectus and statement of additional information (together, the "Offering Documents") for a proposed new series of Registrant, the Monongahela All Cap Value Fund (the "Fund") (accession number 0001435109-13-000048).

Below is a summary of the comments you provided via telephone on Monday, April 15, 2013, regarding PEA 396 and Registrant's responses to those comments. Defined terms used below have the same meanings as in the Fund's Offering Documents in PEA 396. The changes to the Fund's Offering Documents as described below have been included in PEA No. 410 filed on May 15, 2013, pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

General

1. COMMENT: Please confirm that all principal investment strategies and risks of the Fund are summarized in Item 4 or revise the disclosure accordingly. See Item 4 of Form N-1A. In this regard, please specifically advise the staff whether short selling is a principal strategy and, if applicable, please revise the disclosure in the Statement of Additional Information ("SAI") limiting short selling to no more than 5% of the value of the Fund's net assets. The disclosures in

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the SAI permit the Fund to engage in short selling with up to 15% of the Fund's net assets. If the Fund will not engage in short selling, please exclude the applicable reference from the descriptions of Adviser's contractual expense limitation agreement.

RESPONSE: Registrant confirms that the Fund has no present intention to engage in short selling with more than 5% of its assets. Registrant respectfully declines to revise the SAI disclosure with respect to short selling because the disclosure must provide sufficient flexibility given that the Fund may, in the future, engage in short selling with up to 15% of its assets. If such time comes that the Fund intends to engage in short selling with more than 5% of its assets, Registrant expects to revise the Item 4 and Item 9 disclosure accordingly.

2. COMMENT: To the extent the Fund references the Investment Company Act of 1940 ("1940 Act") in its fundamental investment limitations please revise the disclosure to state in plain English the substance of the relevant provisions of the 1940 Act.

RESPONSE: Registrant's fundamental investment limitations generally provide that the Fund will not, for example, borrow "except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief." Registrant respectfully declines to revise such fundamental investment limitations to replace the quoted language with the substance of the relevant provision(s) of the 1940 Act. Registrant does not believe that such disclosure would be meaningful to investors for many reasons. Among other things, such provisions can be quite lengthy and not self-explanatory, contrary to the assumption underlying the staff's comment. In addition, pursuant to such an approach, it may not be clear that, in applying the limitations, the Fund intends to refer to the rules, regulations and interpretations issued by the SEC and the staff with respect thereto. For these and other reasons, Registrant has declined to revise its existing fundamental investment limitations.

Fee and Expenses

3. COMMENT: Please confirm supplementally that the expense limitation agreement will be filed with the Fund's Rule 485(b) registration statement.

RESPONSE: Registrant confirms that the expense limitation agreement has been filed with Post-Effective Amendment No. 400 to its Registration Statement on Form N-1A, filed on March 28, 2013.

4. COMMENT: Please confirm to the staff that a separate Acquired Fund Fees and Expenses subcaption is not required in the Fund's fee table because acquired fund fees and expenses is estimated to be less than one basis point and that the estimated amount will be

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included in "other" expenses, or revise the fee table accordingly. See Instruction 3(f)(i) to Item 3 of Form N-1A.

RESPONSE: Registrant confirms that a separate Acquired Fund Fees and Expenses subcaption is not required in the Fund's fee table because acquired fund fees and expenses are estimated to be less than one basis point. Registrant further confirms that any estimated acquired fund fees and expenses will be included in "other" expenses of the Fund's fee table.

5. COMMENT: With regard to the Net Annual Fund Operating Expenses caption in the fee table, please revise it to state Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement. See Instruction 3(e) to Item 3 of Form N-1A.

RESPONSE: Registrant believes that "Net Annual Fund Operating Expenses" is an "appropriate descriptive caption" as required by Instruction 3(e) to Item 3. Registrant notes that use of the term "net" with respect to annual fund operating expenses clearly indicates that the information provided accounts for any fee waiver and/or expense reimbursement. Accordingly, Registrant respectfully declines to revise the referenced caption of the fee table.

6. COMMENT: Please confirm in your response that the Fund has not adopted a Rule 12b-1 distribution plan. If the Fund has adopted a Rule 12b-1 distribution plan but payments pursuant to such plan are currently suspended please disclose the associated fees as 0.00% and add a footnote to the fee table describing the term of the suspension and under what circumstances it could be reinstated.

RESPONSE: Registrant confirms the Fund has not adopted a Rule 12b-1 plan of distribution.

7. COMMENT: Please confirm in your response that, under the proposed waiver, the Adviser will not be permitted to recoup any of its waived fees or discuss the recoupment privilege.

RESPONSE: Under the proposed waiver, the Adviser will not be able to recoup any of its waived fees.

Principal Investment Strategies

8. COMMENT: Please disclose the types of equities the Fund principally invests in and the attendant risks.

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RESPONSE: Registrant has revised the Fund's disclosure to identify types of equity securities in which the Fund may primarily invest. Registrant respectfully declines to address each of the types of securities the Fund specifically invests. As required by Form N-1A, the Fund's Item 4 disclosure, including such risk disclosure, provided summarizes the risks related to the Fund's investments, including the various types of equity securities in which it may invest. Registrant believes that this disclosure is sufficiently general so as to apply to all of the types of equity securities in which the Fund may invest and is appropriate Item 4 disclosure. More extensive disclosure on each of the various types of equity securities that the Fund may invest in is included later in the Prospectus and in the SAI.

9. COMMENT: Please disclose the time horizon of the Fund's "long term" vision referenced in the Principal Investment Strategies.

RESPONSE: Registrant has revised the Fund's disclosures to address the staff's comment.

10. COMMENT: Please disclose the percentage of the Fund's assets that will be invested in fixed income securities and the types of fixed income securities in which the Fund will invest. If the Fund intends to limit investments to fixed income securities with specific maturities or durations, please revise the disclosure to so state. If the Fund may invest in unrated securities, please disclose, if accurate, that the Adviser will determine the comparative quality of the security.

RESPONSE: Registrant has revised the Fund's disclosures to address the staff's comment.

11. COMMENT: Please Consider revising the Fund's fixed income risk disclosure to include inflation/deflation risk.

RESPONSE: Registrant believes that the risks of inflation and deflation are adequately addressed in the Fund's discussions of interest rate risk. Accordingly, Registrant respectfully declines this comment.

12. COMMENT: If accurate, please revise the second sentence of the first paragraph in the Item 4 Principal Investment Strategies to clarify that the Fund invests in securities that the Adviser believes are undervalued and exhibit the likelihood of exceeding market returns.

RESPONSE: Registrant has revised the Fund's disclosures to address the staff's comment.

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13. COMMENT: Please revise the disclosure in the second paragraph in the Item 4 Principal Investment Strategies to clarify how the Adviser identifies "developed countries" for the Fund's portfolio.

RESPONSE: Registrant has revised the Fund's disclosures to address the staff's comment.

14. COMMENT: Please add a discussion of the Fund's sell process to the Principal Investment Strategies.

RESPONSE: Registrant has revised the Fund's disclosures to address the staff's comment.

15. COMMENT: Please confirm in your response that covered call options are the only derivatives in which the Fund may principally invest, disclose the percentage of the Fund may be invested in covered calls and explain the role of covered calls in the Fund's strategy, e.g. hedging or speculation.

RESPONSE: Registrant has revised the Fund's disclosures to address the staff's comment. Additionally, Registrant confirms that covered call options are the only derivatives in which the Fund may principally invest.

16. COMMENT: Please consider whether the Fund's disclosure with respect to its use of derivatives is accurate and complete consistent with the July 30, 2010 letter from Barry Miller to Karrie McMillan of the Investment Company Institute regarding Derivatives-Related Disclosures by Investment Companies ("ICI Letter").

RESPONSE: Registrant confirms that the Fund's derivatives disclosure complies with the ICI Letter.

17. COMMENT: Please consider adding risk disclosure related to the fact that the Adviser has no prior experience managing a mutual fund.

RESPONSE: Registrant has revised the Fund's disclosures to address the staff's comment.

18. COMMENT: Please confirm in your response the extent, if any, to which the Fund expects to invest in total return swaps.

RESPONSE: The Fund does not intend to invest in total return swaps.

Details Regarding Principle Investment Strategies

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19. COMMENT: Please confirm that all principal investment strategies and risks of the Fund as disclosed in this section are summarized in Item 4 or revise the disclosure accordingly. To the extent disclosure is repeated verbatim, consider revising to add or clarify the summary in Item 4.

RESPONSE: Registrant confirms that all principal investment strategies and risks of the Fund as disclosed in this section are summarized in Item 4.

20. COMMENT: Please clarify whether the Fund may invest in sponsored or unsponsored American Depositary Receipts.

RESPONSE: Registrant has clarified that the Fund may invest in both sponsored and unsponsored American Depositary Receipts.

General Information

21. COMMENT: With respect to the statement "[u]nder unusual circumstances, such as in the case of an emergency, the Fund may calculate its NAV and accept and process shareholder orders when the NYSE is closed," please describe the circumstances that create an emergency.

RESPONSE: Registrant notes that many mutual fund families began to include such disclosure in their prospectuses following the tragic events of September 11, 2001. No series of Registrant has had to rely on this disclosure yet. Registrant, nonetheless, plans to include this disclosure to provide a basis for Fund transactions in the case of extraordinary circumstances. Registrant asserts that the disclosure on its face does not present a compliance issue under Rule 22c-1 under the 1940 Act as Rule 22c-1(b) provides that the Fund will compute its net asset value per share at the specific time or times during the day determined by the Fund's board with the exception of, among other things, those days listed in the prospectus.

22. COMMENT: Please add disclosure clarifying the Fund's procedures for refusing a purchase request.

RESPONSE: Registrant is not aware of any regulatory requirement or published SEC or staff guidance requiring a description of procedures related to refusals of purchase requests. Accordingly, Registrant respectfully declines this comment.

23. COMMENT: In the fourth paragraph of the section entitled "When and How NAV is Determined," please revise the disclosure to state that the Board of Trustees has

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supervisory responsibility for fair valuations. Also revise the disclosure to clarify that the Valuation Committee uses procedures approved by the Board to fair value securities.

RESPONSE: Registrant notes that the Fund's current disclosure states that valuation is done by a Valuation Committee appointed by the Board, using procedures approved by the Board. Registrant, accordingly, believes that the Fund's current disclosure complies with the staff's comment.

24. COMMENT: In the subsection entitled "Limitations on Frequent Purchases," in the section entitled "Buying Shares," please delete the word "knowingly" from the following sentence: "[t]he Fund does not permit market timing and will not knowingly accommodate trading in Fund shares in violation of these policies."

RESPONSE: Registrant respectfully declines to revise the disclosure to address the staff's comment due to the usage, by the mutual fund industry, of omnibus accounting and the ability of market timers to use omnibus accounting to trade in, and out, of the Fund's shares. Although, as disclosed in the Fund's registration statement, the Fund has adopted policies and procedures to protect it against the use of omnibus accounts in this manner, there can be no guarantee that such policies and procedures will be effective in preventing all market timing activities. As disclosed in the cited language, however, the Fund will not knowingly accommodate market timing activities in the Fund's shares.

25. COMMENT: In the subsection entitled "Redemptions in Kind" in the section entitled "How to Sell Shares from Your Account" please disclose what types of securities the Fund may use to pay redemptions. If the Fund may use illiquid securities please include the attendant risks to the recipient.

RESPONSE: As suggested by the Fund's current disclosure, the Fund expects to distribute liquid securities, to the extent that it redeems shares in kind. As also recognized by the disclosure, however, the Fund may be forced to distribute illiquid securities. Accordingly, as drafted, the disclosure alerts investors to their potential receipt of illiquid securities in connection with an in-kind redemption and the risks of such securities (i.e., that there might not be a liquid market for them). For these reasons, Registrant believes that the Fund's disclosure regarding in-kind redemptions complies with the staff's comment.

SAI

26. COMMENT: With respect to SAI sections that discuss the Fund's strategies and risks, please confirm in your response that within those sections, principal investment strategies and risks are distinguished from non-principal strategies and risks or revise the disclosure accordingly (e.g., insert headings to differentiate them). Also, confirm in your response letter

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that all of the Fund's non-principal investment strategies and risks are disclosed in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. In addition, to the extent that any principal investment strategies and risks are disclosed in the SAI, confirm in your letter that those strategies and risks are summarized in the Prospectus or make appropriate revisions to the Prospectus.

RESPONSE: Registrant confirms that principal investment strategies and risks are distinguished from non-principal strategies, the Fund's non-principal investments strategies and risks are disclosed in the SAI in compliance with Item 16(b) of Form N-1A and all principal strategies and risks are summarized in the Prospectus.

27. COMMENT: In the third paragraph under the section entitled "Investment Limitations," please expand the disclosure to include all Fund limitations. In the same paragraph, please also revise the exception with respect to borrowing money to include illiquid securities.

RESPONSE: Registrant has expanded the disclosure in the referenced paragraph to include all Fund limitations and added disclosure with respect to illiquid securities consistent with the staff's comment.

28. COMMENT: In the Fund's relevant Fundamental Limitations please delete the phrase "and any applicable exemptive relief" or otherwise explain that the Fund does not currently have such exemptive relief.

RESPONSE: Registrant's fundamental investment limitations generally provide that the Fund will not, for example, borrow "except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief." Registrant respectfully declines to revise such fundamental investment limitations because Registrant intends to interpret the 1940 Act with respect to the limitations in a manner consistent with any applicable exemptive relief, including no-action relief, as disclosed.

29. COMMENT: In the first sentence of the first paragraph following the Fund's enumerated Fundamental Limitations, please delete "and other institutions" or otherwise explain in your response the types of non-bank institutions the Fund may borrow money from.

RESPONSE: Registrant has deleted "and other institutions" to address the staff's comment.

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30. COMMENT: In the operating policy regarding "Concentration," please revise the parenthetical to reflect the staff's position that "25% or more" of a fund's total assets in the stocks of a single industry or group of industries is considered concentrated.

RESPONSE: Registrant respectfully declines to revise the Fund's operating policy with respect to concentration because the existing disclosure is consistent with Instruction 4 to Item 9(b)(1), which was adopted by the Commission and states that a policy to concentrate means "investing more than 25%" of a Fund's net assets in a particular industry or group of industries.

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If you should have any questions regarding the enclosed information, please contact me directly at (207) 347-2075.

Kind regards,

/s/ David Faherty
David Faherty
Vice President

cc: Stacy L. Fuller
       K&L Gates LLP